EXHIBIT 99.2

SNDL Inc.

Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in thousands of Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SNDL Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of SNDL Inc. (the “Company”) as of December 31, 2025, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).

In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Boards (“IFRS”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 11, 2026, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment

Goodwill is assessed for impairment annually or when facts and circumstances indicate that it is possibly impaired. Goodwill is tested for impairment at (a cash generating unit (“CGU”) level by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount.

The main consideration for our determination that the impairment assessment is a critical audit matter is the complexity of auditing management’s impairment assessment due to judgments and assumptions required to evaluate those factors. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to accounting for impairment of goodwill to address this critical audit matter included the following, among others:

•
We obtained an understanding and evaluated the design of the internal controls over management’s annual impairment assessment, including identification of CGU’s.

•
We obtained the goodwill impairment analyses from management and the third-party specialist engaged by management.

•
We assessed the qualifications and competence of management and the third-party specialist; and
•
We evaluated the methodologies used to determine the fair values of the goodwill.

•
We tested the assumptions used within the income approach and/or market approach to estimate the goodwill impairment, which included key assumptions such as the future revenue growth, the applied discount rates, selected market multiples and the market capitalization.

•
We assessed the reasonableness of management’s forecast by inquiring with management to understand how the forecast was developed and comparing the projections to historical results.

•
We involved an internal valuation specialist who assisted in the evaluation and testing performed of the reasonableness of methodologies and significant assumptions to the models, including the applied discount rates.

Valuation of Equity-Accounted Investees

The Company’s underlying investments in its equity-accounted investee is a joint venture through SunStream Bancorp Inc. (the “Joint Venture”). The Company records its interest in the Joint Venture using the equity method. The Joint Venture records its investments at fair value through profit and loss at each reporting period. The valuation of the investments held by the Joint Venture requires estimates, including fair market values of investment holdings and related underlying assumptions such as volatility and discount rates.

The main consideration for our determination that the fair value of the measurement of the Joint Venture’s investment is a critical audit matter is the high degree of subjectivity and auditor judgement required to evaluate the estimates, including fair market values of investment holdings and related underlying assumptions such as volatilities and discount rates used to calculate the fair value of its investments. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to valuation of equity-accounted investees to address this critical audit matter included the following, among others:

•
We obtained an understanding and evaluated the design of the internal controls over the methodologies, estimates of fair market values, volatilities and discount rates used in estimating the fair values of the equity-accounted investees.

•
We obtained the analysis from management and the third-party specialist engaged by management.

•
We assessed the qualifications and competence of management and the third-party specialist; and

•
We evaluated the methodologies used to determine the fair values of the equity-accounted investees.

•
We involved an internal valuation specialist who assisted in the evaluation and testing performed of the reasonableness of the methodologies used in estimating the fair value of the investments, estimates of fair market values, volatilities and discount rates by comparing to publicly available market data for comparable assets.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2022 (such date takes into account the acquisition of the attest business of Marcum llp by CBIZ CPAs P.C. effective November 1, 2024).

New York, NY
March 11, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SNDL Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of SNDL Inc. (the “Company”) as of December 31, 2024, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Boards (“IFRS”).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2022 through October 16, 2025.

New York, NY
March 17, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of SNDL Inc.

Opinion on Internal Control over Financial Reporting

We have audited SNDL Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position as of December 31, 2025 and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”) for the year ended December 31, 2025 of the Company, and our report dated March 11, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

New York, NY

March 11, 2026

SNDL Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

As at	Note	December 31, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents		252,243	218,359
Restricted cash	7	20,081	19,815
Marketable securities		84	139
Accounts receivable	8	27,643	28,118
Biological assets	9	3,120	1,187
Inventory	10	126,877	127,919
Prepaid expenses and deposits		15,566	16,860
Investments	16	484	27,560
Assets held for sale	11	746	19,051
Net investment in subleases	14	2,775	2,832
		449,619	461,840
Non-current assets
Long-term deposits and receivables		4,526	3,679
Right of use assets	12	138,353	115,435
Property, plant and equipment	13	151,900	145,810
Net investment in subleases	14	11,643	15,354
Intangible assets	15	58,520	61,325
Investments	16	11,574	8,427
Equity-accounted investees	17	385,534	413,124
Goodwill	18	124,248	124,248
Total assets		1,335,917	1,349,242

Liabilities
Current liabilities
Accounts payable and accrued liabilities	19	56,747	56,275
Lease liabilities	21	35,462	34,256
Derivative warrants	20	—	26
		92,209	90,557
Non-current liabilities
Lease liabilities	21	134,471	118,017
Other liabilities	22	8,041	7,312
Total liabilities		234,721	215,886

Shareholders’ equity
Share capital	24(b)	2,310,398	2,346,728
Warrants	24(c)	306	667
Contributed surplus		54,038	57,156
Accumulated deficit		(1,302,441)	(1,323,965)
Accumulated other comprehensive income ("AOCI")		38,895	52,770
Total shareholders’ equity		1,101,196	1,133,356
Total liabilities and shareholders’ equity		1,335,917	1,349,242

Commitments (note 36)

Subsequent events (notes 2(d), 24(b), 25(d) and 37)

See accompanying notes to the consolidated financial statements.

Approved by the Board:
“Signed” Bryan Pinney	“Signed” Zachary George
Director	Director

SNDL Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except per share amounts)

		Year ended December 31
	Note	2025	2024
Net revenue	26	946,401	920,448
Cost of sales	10	687,753	680,117
Gross profit		258,648	240,331

Investment income	27	7,814	15,551
Share of loss of equity-accounted investees	17	(3,605)	(65,459)

General and administrative	28	182,162	187,243
Sales and marketing	28	14,565	12,004
Depreciation and amortization	12,13,15	51,948	54,250
Share-based compensation	25	13,905	20,037
Restructuring costs	28	3,337	2,667
Asset impairment, net	11,12,13,15	2,618	17,317
Research and development		489	346
Loss on disposition of assets		182	370
Operating loss		(6,349)	(103,811)

Other expenses, net	29	(9,425)	(1,798)
Loss before income tax		(15,774)	(105,609)
Income tax recovery	23	—	9,405
Net loss		(15,774)	(96,204)

Equity-accounted investees - share of other comprehensive (loss) income	17	(19,233)	31,489
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	16	5,358	1,864
Comprehensive loss		(29,649)	(62,851)

Net loss attributable to:
Owners of the Company		(15,774)	(94,796)
Non-controlling interest		—	(1,408)
		(15,774)	(96,204)
Comprehensive loss attributable to:
Owners of the Company		(29,649)	(61,443)
Non-controlling interest		—	(1,408)
		(29,649)	(62,851)
Net loss per common share attributable to owners of the Company
Basic and diluted	31	$(0.06)	$(0.36)

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars)

							Accumulated other comprehensive income
	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Equity-accounted investees	Investments at FVOCI	Non- controlling interest	Total
Balance at December 31, 2023		2,375,950	2,260	73,014	2,279	(1,260,851)	19,417	—	17,271	1,229,340
Net loss		—	—	—	—	(94,796)	—	—	(1,408)	(96,204)
Other comprehensive income		—	—	—	—	—	31,489	1,864	—	33,353
Share issuances		105	—	—	—	—	—	—	—	105
Share repurchases	24(b)	(45,165)	—	—	—	31,682	—	—	—	(13,483)
Share issuances by subsidiaries		—	—	52	—	—	—	—	76	128
Acquisitions	5(a)	3,693	—	—	—	—	—	—	—	3,693
Acquisition of non-controlling interest	24(b)	444	—	(22,402)	—	—	—	—	(15,956)	(37,914)
Write-off of contingent consideration		—	—	2,279	(2,279)	—	—	—	—	—
Warrants expired	24(c)	—	(1,593)	753	—	—	—	—	—	(840)
Share-based compensation	25	—	—	15,161	—	—	—	—	—	15,161
Employee awards exercised	24(b)	11,701	—	(11,701)	—	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	—	17	17
Balance at December 31, 2024		2,346,728	667	57,156	—	(1,323,965)	50,906	1,864	—	1,133,356
Net loss		—	—	—	—	(15,774)	—	—	—	(15,774)
Other comprehensive (loss) income		—	—	—	—	—	(19,233)	5,358	—	(13,875)
Share repurchases	24(b)	(52,688)	—	—	—	37,298	—	—	—	(15,390)
Warrants expired	24(c)	—	(361)	361	—	—	—	—	—	—
Share-based compensation	25	—	—	12,879	—	—	—	—	—	12,879
Employee awards exercised	24(b)	16,358	—	(16,358)	—	—	—	—	—	—
Balance at December 31, 2025		2,310,398	306	54,038	—	(1,302,441)	31,673	7,222	—	1,101,196

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

		Year ended December 31
	Note	2025	2024
Cash provided by (used in):
Operating activities
Net loss for the period		(15,774)	(96,204)
Adjustments for:
Income tax recovery	23	—	(9,405)
Interest and fee income	27	(7,436)	(15,637)
Change in fair value of biological assets	9	(2,322)	675
Change in fair value of inventory sold		1,252	(1,567)
Share-based compensation	25	13,905	20,037
Depreciation and amortization	12,13,15	56,271	56,711
Loss on disposition of assets		182	370
Inventory impairment and obsolescence	10	2,671	3,707
Finance costs, net	29	6,693	7,161
Change in estimate of fair value of derivative warrants	20	(26)	(4,374)
Unrealized foreign exchange loss		614	108
Transaction costs		—	164
Bargain purchase gain	5(b)	—	(5,456)
Asset impairment, net	11,12,13,15	2,618	17,317
Share of loss of equity-accounted investees	17	3,605	65,459
Unrealized (gain) loss on marketable securities	27	(378)	86
Additions to marketable securities		433	—
Income distributions from equity-accounted investees	17	68	10,715
Interest received		7,109	12,494
Change in non-cash working capital	30	1,432	(7,447)
Net cash provided by operating activities		70,917	54,914
Investing activities
Additions to property, plant and equipment	13	(12,811)	(8,615)
Additions to intangible assets	15	—	(2,404)
Additions to investments	16	(16,414)	(36,155)
Principal payments from investments	16	27,488	13,538
Proceeds from disposal of investments	16	18,090	—
Capital refunds from equity-accounted investees	17	—	168
Capital distributions from equity-accounted investees	17	4,684	89,758
Proceeds from disposal of property, plant and equipment		813	734
Acquisitions, net of cash acquired	5,37	(3,000)	(39,644)
Change in non-cash working capital	30	(1,396)	383
Net cash provided by investing activities		17,454	17,763
Financing activities
Change in restricted cash		(267)	76
Payments on lease liabilities, net	14,21	(39,245)	(36,952)
Repurchase of common shares	24(b)	(15,348)	(13,219)
Proceeds from issuance of shares, net of costs		—	(59)
Issuance of common shares by subsidiaries		—	174
Change in non-cash working capital	30	373	621
Net cash used in financing activities		(54,487)	(49,359)
Change in cash and cash equivalents		33,884	23,318
Cash and cash equivalents, beginning of period		218,359	195,041
Cash and cash equivalents, end of period		252,243	218,359

See accompanying notes to the consolidated financial statements.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description Of Business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 101, 17220 Stony Plain Road NW, Edmonton, Alberta, Canada, T5S 1K6.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned, controlled and franchised retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada. On October 21, 2024, the Company acquired all of the remaining issued and outstanding common shares of Nova Cannabis Inc. (“Nova”), which represented approximately 35% of Nova’s common shares (note 35). On December 31, 2024, SNDL amalgamated with Nova pursuant to the provisions of the Business Corporations Act (Alberta).

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 17), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s liquor retail operations are seasonal in nature. Accordingly, sales will vary by quarter based on consumer spending behaviour. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a higher level of earnings in the third and fourth quarters. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance. The cannabis industry is a growing industry and the Company has not observed significant seasonality as of yet.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL” and on the Canadian Securities Exchange under the symbol “SNDL”.

U.S. TARIFFS

In early 2025, the U.S. administration imposed certain tariffs on imports from certain countries, including Canada, and in response, the Canadian administration imposed their own tariffs on certain imports from the United States. Canada and the United States continue ongoing negotiations on a new trade and security relationship, though the scope and terms of such negotiations and the agreements they may produce, if any, are unknown. These tariff announcements and the risk of further potential retaliatory tariffs have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to impact SNDL.

SNDL is continuing to monitor the evolving situation and the impacts and potential consequences on its financial position. The Company did not experience a significant impact to its financial performance during the year ended December 31, 2025.

2.
Basis of presentation
A)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and interpretations of the International Financial Reporting Interpretations Committee in effect as of December 31, 2025.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Certain prior period amounts have been reclassified to conform to current year presentation. Specifically, changes to investments have been separated into additions to investments and principal payments from investments on the consolidated statement of cash flows. Change in fair value of biological assets have been separated into change in fair value of biological assets and change in fair value of inventory sold on the consolidated statement of cash flows.

These consolidated financial statements were approved and authorized for issue by the board of directors of the Company (the “Board”) on March 11, 2026.

B)
Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for biological assets, deferred share units (“DSUs”) and certain financial instruments (note 32(a)) which are measured at fair value with changes in fair value recorded in profit or loss or other comprehensive income.

C)
Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its Canadian-based subsidiaries. The Company’s equity-accounted joint venture uses the United States dollar as its functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries and the foreign equity-accounted joint venture are translated into Canadian dollars, the presentation currency of the Company. The assets and liabilities of foreign operations that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transactions. Foreign exchange differences from the translation of foreign subsidiaries and the foreign equity-accounted joint venture into Canadian dollars are recognized in other comprehensive income (“OCI”). The Company’s consolidated financial statements include its share of the Canadian dollar profit or loss and OCI of the equity-accounted joint venture.

D)
Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated upon consolidation.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Subsidiaries	Jurisdiction of Formation	Equity Ownership
Sundial Deutschland GmbH	Germany	100%
Sundial Insurance (Bermuda) Ltd.	Bermuda	100%
Spirit Leaf Inc.	Alberta, Canada	100%
Spirit Leaf Corporate Inc.	Alberta, Canada	100%
Spirit Leaf Ontario Inc. (1)	Ontario, Canada	0%
Superette Ontario Inc. (1)	Ontario, Canada	0%
Zenabis Ltd.	Canada	100%
Liquor Stores GP Inc.	Alberta, Canada	100%
Liquor Stores Limited Partnership	Alberta, Canada	99%
Nova Cannabis Stores GP Inc.	Alberta, Canada	100%
Nova Cannabis Stores Limited Partnership	Alberta, Canada	99%
Nova Cannabis Analytics GP Inc.	Alberta, Canada	100%
Nova Cannabis Analytics Limited Partnership	Alberta, Canada	99%
Valens Agritech Ltd. (2)	Canada	100%
Southern Cliff Brands Inc. (2)	Ontario, Canada	100%
LYF Food Technologies Inc. (2)	British Columbia, Canada	100%
Valens Australia Pty Ltd.	Australia	100%
Indiva Inc.	Ontario, Canada	100%
Vieva Canada Limited (2)	Ontario, Canada	100%
(1)
These entities may be considered to be “controlled” by the Company solely for the purposes of IFRS, but these entities are not controlled by the Company within the meaning of applicable corporate law. For the purposes of IFRS, control of these entities is determined by the Company being exposed to the variable returns and having the ability to affect those returns through its power over the entities.
(2)
On January 1, 2026, Valens Agritech Ltd., LYF Food Technologies Inc., Southern Cliff Brands Inc. and Vieva Canada Limited amalgamated and continued as “Valens Agritech Ltd.”.
3.
Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, deposits held with banks and other short-term liquid investments with maturities of less than 90 days.

RESTRICTED CASH

Restricted cash is recorded as current assets representing minimum funding requirements for two separate captive insurance structures.

BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The Company capitalizes all direct and indirect costs related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including labour-related costs, consumables, materials, utilities, facilities costs, depreciation and quality and testing costs. Biological assets are then recorded at fair value and consist of cannabis plants in various stages of vegetation, including cannabis clones which have not been harvested. Net unrealized changes in fair value of biological assets less costs to sell during the period are included in the results of operations for the related period. Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture (“IAS 41”) and are presented

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts the amount for the expected selling price less costs to produce and sell per gram. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest. The estimated expected harvest yield is based on assumptions of the estimated yield per plant and the weighted average number of growing weeks completed as a percentage of total expected growing weeks as at year end. These estimates are subject to volatility in market prices, market conditions, yields and costs, which could significantly affect the fair value of biological assets in future periods. Differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

INVENTORY

Procured and manufactured cannabis

Inventory is valued at the lower of cost and net realizable value. Inventory is expensed when sold and is determined using actual costs incurred. Cost of cannabis and biomass is comprised of initial third-party acquisition costs, plus analytical testing costs. Costs of extracted cannabis, hemp oil and finished goods inventory are comprised of initial acquisition cost of the biomass and all direct and indirect processing costs including labour-related costs, consumables, materials, packaging supplies, utilities, facility costs, analytical testing costs and production-related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

Harvested cannabis

Inventories of harvested cannabis are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell up to the point of harvest, which becomes the initial deemed cost. All subsequent direct and indirect post-harvest costs are capitalized to inventory as incurred, including labour-related costs, consumables, materials, packaging supplies, utilities, facilities costs, as well as quality and testing costs. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cannabis supplies and consumables are initially valued at cost and subsequently at the lower of cost and net realizable value.

The valuation of biological assets at the point of harvest is used as the measurement basis for all cannabis-based inventory and, thus, any critical estimates and judgements related to the valuation of biological assets are also applicable to inventory. The valuation of work-in-progress and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory.

Retail inventory

Retail inventory at Company controlled stores is valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of selling the final product. Cost is determined using the weighted average method and comprises direct purchase costs. Inventory is written down to its net realizable value when the cost of inventory is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. The Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior and fluctuations in inventory levels.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant and equipment (“PP&E”) are carried at cost less accumulated depreciation, less any recognized impairment losses. The cost of additions, betterments, renewals, and interest during construction is capitalized. Each part of a component of PP&E with a cost that is significant in relation to the total cost of the component is depreciated

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

separately. When the cost of replacing a portion of a component of PP&E is capitalized, the carrying amount of the replaced component is derecognized.

Depreciation of construction in progress assets commences at the later of the assets being ready for their intended use or when a Health Canada producer’s license is granted. The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by adjusting the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

Any gain or loss arising on the disposal or retirement of a component of PP&E is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

PP&E are depreciated as they become available for use. Buildings are not depreciated until a producer’s license is obtained, if required for operation. For assets available for use, depreciation is computed either using the straight-line method or the declining balance method over the estimated useful lives of the assets, as described below:

•
Production facilities — 20 to 50 years
•
Equipment — 1 to 10 years straight-line and 1 to 5 years declining balance
•
Right of use assets and leasehold improvements — Shorter of estimated useful life or lease term

LEASES

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and any direct costs of obtaining the lease, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability. Depreciation is recognized on the lease asset over the shorter of the estimated useful life of the asset or the lease term. The lease liability is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted at the rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. Lease payments are allocated between the liability and accretion expense. Accretion expense is recognized on the lease liability using the effective interest rate method and payments are applied against the lease liability.

The carrying amounts of the right of use assets, lease liability, and the resulting interest and depreciation expense are based on the implicit interest rate within the lease arrangement or, if this information is unavailable, the incremental borrowing rate. Incremental borrowing rates are based on judgements including economic environment, term, and the underlying risk inherent to the asset.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. Under an operating lease, the Company recognizes lease payments received as income on a straight-line basis over the lease term. When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right of use asset arising from the head lease, not with reference to the underlying asset.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

INTANGIBLE ASSETS

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, once the intangible asset is available for use. Intangible assets not yet available for use or with indefinite lives are tested for impairment on an annual basis in accordance with International Accounting Standard 38 – Intangible Assets (“IAS 38”).

Joint arrangements

Joint arrangements represent activities where the Company has joint control established by a contractual agreement. Joint control requires unanimous consent for the relevant financial and operational decisions. A joint arrangement is either a joint operation, whereby the parties have rights to the assets and obligations for the liabilities, or a joint venture, whereby the parties have rights to the net assets.

For a joint operation, the parties consolidate their proportionate share of the assets, liabilities, revenues, expenses and cash flows of the arrangement with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Joint ventures are accounted for using the equity method of accounting and are initially recognized at cost, or fair value if acquired as part of a business combination. Joint ventures are adjusted thereafter for the post-acquisition change in the Company's share of the equity accounted investment's net assets. The Company’s consolidated financial statements include its share of the equity accounted investment's profit or loss and other comprehensive income, until the date that joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee. Distributions from and contributions to investments in equity accounted investees are recognized when received or paid.

Interests in equity-accounted investees

The Company’s interest in equity-accounted investees comprise interests in an associate and a joint venture.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

FINANCIAL INSTRUMENTS

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset or liability is measured initially at fair value plus, for an item not measured at fair value through profit and loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issuance.

(i)
Financial assets

At initial recognition, a financial asset is classified and measured at: amortized cost, FVTPL or fair value through other comprehensive income (“FVOCI”) depending on the business model and contractual cash flows of the instrument. The Company may make an irrevocable election to designate an equity instrument at FVOCI on a case by case basis when eligible.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss.

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at FVOCI are subsequently measured at fair value. Net gains and losses are recognized in other comprehensive income. Dividend income is recognized in profit or loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A substantial modification to the terms of an existing financial asset results in the derecognition of the financial asset and the recognition of a new financial asset at fair value. In the event that the modification to the terms of an existing financial asset do not result in a substantial difference in the contractual cash flows the gross carrying amount of the financial asset is recalculated and the difference resulting from the adjustment in the gross carrying amount is recognized in profit or loss.

The Company’s cash and cash equivalents, restricted cash and accounts receivable, are measured at amortized cost. The Company’s marketable securities are measured at FVTPL. The Company’s investments are measured at amortized cost and FVOCI.

(ii)
Financial liabilities

Financial liabilities are initially measured at amortized cost or FVTPL. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid less any required discount to reduce the payables to fair value.

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense and foreign exchange gains and losses, are recognized in profit or loss.

Financial liabilities are derecognized when the liability is extinguished. A substantial modification of the terms of an existing financial liability is recorded as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the consideration paid is recognized in profit or loss. Where a financial liability is modified in a way that does not constitute an extinguishment, the modified cash flows are discounted at the liability’s original effective interest rate. Transaction costs paid to third parties in a modification are amortized over the remaining term of the modified debt.

The Company’s accounts payable and accrued liabilities and financial guarantee liability (included in other liabilities) are measured at amortized cost. The Company’s derivative warrant liabilities were designated as FVTPL upon initial recognition.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

IMPAIRMENT OF ASSETS

Management assesses and continually monitors internal and external indicators of impairment relating to the Company’s assets.

(i)
Financial assets

The Company applies an expected credit loss (“ECL”) model to all financial assets not held at FVTPL or FVOCI where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the statement of financial position date. For trade receivables, the Company has applied the simplified approach under International Financial Reporting Standard 9 – Financial Instruments (“IFRS 9”) and have calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due in accordance with the contract and the cash flow the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset. For financial assets measured at amortized cost, the Company has applied the general approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses, taking into consideration whether the credit risk of a financial asset has increased significantly since initial recognition. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

(ii)
Non-financial assets

The carrying amounts of the Company’s PP&E, right of use assets and intangible assets are assessed for impairment indicators and impairment reversal indicators at each reporting period end to determine whether there is an indication that such assets have experienced impairment or impairment reversal. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss or impairment reversal, if any.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s or group of asset’s estimated fair value less costs of disposal and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash inflows (a cash generating unit (“CGU”)).

Where an impairment loss is subsequently determined to have reversed, the carrying amount of the asset or CGU is adjusted to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized previously. A reversal of an impairment loss, net of any depreciation that would have been recorded, is recognized immediately in the statements of loss and comprehensive loss.

Goodwill is assessed for impairment annually or when facts and circumstances indicate that it might be impaired. Goodwill is tested for impairment at a CGU level or group of CGUs by comparing the carrying amount to the recoverable amount, which is determined as the greater of fair value less costs of disposal and value in use. Any excess of the carrying amount over the recoverable amount is the impaired amount. The recoverable amount estimates are categorized as Level 3 according to the fair value hierarchy. Impairment charges are recognized in profit and loss. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

the reporting period. Provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The Company has no onerous contracts during the years ended and as at December 31, 2025 and 2024.

NON-MONETARY TRANSACTIONS

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, or the fair value cannot be reliably established. The lack of commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up, adjusted by the fair value of any monetary consideration received or given. When the asset received or the consideration given consists of shares in an actively traded market, the value of those shares will be considered fair value.

COMPOUND FINANCIAL INSTRUMENTS

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability which does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument taken as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in profit and loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

REVENUE

Under International Financial Reporting Standard 15 – Revenue from Contracts with Customers (“IFRS 15”), to determine the amount and timing of revenue to be recognized, the Company follows a five-step model:

1.
Identifying the contract with a customer
2.
Identifying the performance obligations
3.
Determining the transaction price
4.
Allocating the transaction price to the performance obligations
5.
Recognizing revenue when/as performance obligations are satisfied

Cannabis revenue

Gross revenue from the direct sale of cannabis for a fixed price is recognized when the Company transfers control of the goods to the customer. Revenue from the performance of manufacturing services for a fixed fee is recognized when the Company transfers control of the manufactured goods to the customer. The transfer of control is specific to each contract and can range from the point of delivery to a specified length of time for the customer to accept the goods. The Company eliminates cannabis revenue and related cost of sales from sales to provincial boards when it is expected to be subsequently repurchased by its licensed retailer subsidiaries for resale, at which point the full retail sales revenue will be recognized.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

For contracts that permit the customer to return goods, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data and management’s expectation of future returns. In these circumstances, a refund liability and a right to recover returned goods asset are recognized. The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The refund liability is included in accounts payable and accrued liabilities and the right to recover returned goods is included in inventory. The Company reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

Gross revenue earned in Canada includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Net revenue is gross revenue less excise taxes. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Retail revenue

Retail revenue consists of sales through corporate stores and e-commerce operations. Revenue at corporate stores is recognized at the point of sale when the customer takes control of the goods or service and is measured at the amount of consideration to which the Company expects to be entitled to, net of estimated returns, and sales incentives. The Company considers its performance obligations to be satisfied at the point of sale. The Company’s goods and services are generally capable of being distinct and are accounted for as a separate performance obligation. Sales through e-commerce operations are recognized when the customer takes control of the goods or services upon delivery and is measured at the amount of consideration to which the Company expects to be entitled, net of estimated returns, and sales incentives.

It is the Company’s policy to sell merchandise with a limited right to return. Limited returns are provided through exchanges or refunds.

Other revenue

Proprietary licensing revenue is generated from proprietary data and analytics services provided to customers. Revenue is recognized when the services are delivered to the customer at a point in time as outlined by the contract. The Company does not operate or manage these services separately from its primary retail sales or operations, and there are no significant costs of sale related to proprietary licensing revenue.

Franchise fees are recognized at a point in time when the Company satisfies its performance obligations which is determined to be when the franchise begins operations. Performance obligations include site selection, lease assistance and training. Initial franchise fees are allocated to the performance obligations based on the estimated standalone selling prices. Funds received in advance of a franchise starting operations are recorded as franchise fee deposits.

Ongoing royalty and advertisement fees, which are determined on a formula basis in accordance with the terms of the relevant franchise agreement, based on monthly revenues or margins of the franchisees, are recognized as revenue when the contractual performance obligations have been achieved or other service-related performance obligations have been completed. The performance obligations relate to providing support to the franchise partners and stewarding the Spiritleaf brand. While the franchisees are operating under the name Spiritleaf, they utilize the Spiritleaf trademark, thereby, the Company has performed its obligations to recognize the revenue, as per the franchise agreements.

Millwork revenue is defined as the proceeds and receivables related to the sale of millwork, which includes store fixtures. Millwork revenue is recognized at a point in time when a contractual exchange agreement has been entered into, and the performance obligation is considered to have been met when the millwork has been delivered to the franchise partner.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

SHARE-BASED COMPENSATION

The Company’s share-based compensation plans include equity-settled awards and cash-settled awards.

The fair value of share-based compensation expenses is estimated using the Black-Scholes pricing model and relies on a number of estimates, such as the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of awards granted.

Equity-settled

Simple and performance warrants, stock options and restricted share units (“RSUs”) are granted from time to time to employees, directors, and others at the discretion of the Board. The grant date fair value of simple warrants, performance warrants, stock options and RSUs is recognized as share-based compensation expense, with a corresponding increase in contributed surplus, over the vesting period of the awards. On exercise of simple warrants, performance warrants and stock options, the cash consideration received is credited to share capital and the associated amount in contributed surplus is reclassified to share capital. On exercise of RSUs, the associated amount in contributed surplus is reclassified to share capital.

Cash-settled

DSUs are granted to directors and represent a right for the holder to receive a cash payment equal to the fair value of the Company’s common shares calculated at the date of such payment.

Nova DSUs were granted to Nova directors and represented a right for the holder to receive a cash payment equal to the fair value of Nova’s common shares calculated at the date of such payment, or Nova common shares, at the discretion of Nova. All Nova DSUs were settled by October 21, 2024 in connection with the Nova Transaction (as defined in Note 35).

DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. The fair value is recognized as share-based compensation over the vesting period. Fluctuations in the fair value are recognized within share-based compensation in the period in which they occur.

INCOME TAXES

Income taxes are recognized in profit and loss, except to the extent that they relate to items recognized directly in equity, in which case the tax is recognized in equity.

Current taxes are generally the expected income tax payable on taxable income for the reporting period, calculated using rates enacted or substantively enacted at the consolidated statements of financial position dates, and include any adjustment to income tax payable or recoverable in respect of previous periods.

Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities. Liabilities and assets are recorded to the extent they are deemed to be probable.

Deferred tax is recognized using the asset and liability method, based on temporary differences between financial statement carrying amounts of assets and liabilities and their respective income tax bases. Deferred tax is determined using tax rates that have been enacted or substantively enacted at the consolidated statements of financial position date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled. Deferred tax is not accounted for where it arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting nor taxable income (loss). The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future taxable income will be available for which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Tax assets and liabilities are offset when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be affected.

BUSINESS COMBINATIONS and goodwill

The fair value of assets acquired and liabilities assumed in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as future selling prices, expected sales volumes, discount rates and future development and operating costs. Changes in these variables could significantly impact the carrying value of the net assets. Specific judgement is required in the identification of intangible assets.

Business combinations are accounted for using the acquisition method of accounting when the acquired assets meet the definition of a business. The acquired identifiable assets and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of consideration transferred to the sellers, including cash paid and the fair value of assets given, equity instruments issued, and liabilities of the seller assumed at the acquisition date. Any excess of the fair value of the consideration paid over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in profit or loss as a bargain purchase gain. Transaction costs associated with business combinations are expensed as incurred.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, if any, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

NON-CONTROLLING INTERESTS

The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets, determined on an acquisition-by-acquisition basis.

Captive Insurance

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures.

The first structure is a captive cell program entered into with a registered insurer for the purpose of holding and managing the Company’s coverage funds through a separate cell account (“Cell Captive”). The Company applies International Financial Reporting Standard 10 – Consolidated Financial Statements (“IFRS 10”) in its assessment of control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. The Cell Captive funds are held as cash and may be invested according to the Company’s treasury policy. The funds are classified as restricted cash based on the Cell Captive’s required statutory funding. The Company will recognize any gains or losses from fair market value adjustments, interest and/or foreign exchange in the statements of profit (loss) and comprehensive income (loss).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The second structure is a wholly owned subsidiary, Sundial Insurance (Bermuda) Ltd. (“SIBL”), incorporated to provide separate and additional coverage. The Company applies IFRS 10 in its assessment of control as it relates to SIBL. The Company’s accounting policy is to consolidate SIBL. The funds are classified as restricted cash for the funds that are required for initial capitalization of the entity and for which there is a requirement to maintain minimum capital and surplus in accordance with industry regulations.

Net earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net earnings (loss) for the period attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to simple warrants, performance warrants, stock options, RSUs, equity classified warrants and liability classified warrants is computed using the treasury share method.

NEW ACCOUNTING STANDARDS

The following accounting standards were effective for annual periods beginning on or after January 1, 2025 and did not have a material impact on the Company’s consolidated financial statements:

•
Lack of Exchangeability — Amendments to IAS 21

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2026, that have not been applied in preparing the consolidated financial statements for the year ended December 31, 2025.

Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7

The amendments to IFRS 9 and IFRS 7 are effective for annual reporting periods beginning on or after January 1, 2026. The amendments include the following:

•
Clarification on the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic payment system.
•
Clarification and further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion.
•
New disclosures for certain instruments without contractual terms that can change cash flows.
•
Update the disclosures for equity instruments designated at FVOCI.

The Company has completed its assessment of these amendments and has estimated the impact to be approximately $12.1 million net reduction in cash and cash equivalents with an equivalent increase in accounts receivable, had the amendments been in effect for the annual period ending December 31, 2025.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new accounting standard introduces the following key new requirements:

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
•
Management-defined performance measures are disclosed in a single note in the financial statements.
•
Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The Company is still in the process of assessing the impact of the new accounting standard, particularly with respect to the structure of the Company’s statement of profit or loss, the statement of cash flows and the additional disclosures required for management-defined performance measures.

Other accounting standards

The following new and amended accounting standards are not expected to have a material impact on the Company’s consolidated financial statements:

•
IFRS 19 Subsidiaries without Public Accountability: Disclosures
4.
Significant accounting estimates, assumptions and judgements

Within the context of these consolidated financial statements, a judgement is a decision made by management in respect of the application of an accounting policy, a recognized or unrecognized financial statement amount and/or note disclosure, following an analysis of relevant information that may include estimates and assumptions. Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances. Management continually evaluates the estimates and judgements it uses.

Judgements, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment include the following:

IMPAIRMENTS

The Company uses judgement in determining CGUs for the purpose of testing fixed assets, right-of-use assets and intangible assets for impairment. Judgement is also used to determine the goodwill CGUs for the purpose of testing goodwill for impairment. The Company has determined that each retail location is a separate CGU. Intangible assets are allocated to the CGUs (or groups of CGUs) to which they relate. Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies and future growth of the business combination from which they arose. In addition, judgement is used to determine whether a triggering event has occurred requiring an impairment test to be completed. In applying this judgement management considers profitability of the CGU and other qualitative factors.

The recoverable amounts of CGU groups and individual assets have been determined as the higher of the CGU groups or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and assumptions and are subject to changes as new information becomes available including information on the likelihood of obtaining future licenses from Health Canada, total addressable market, market share escalation factor, gross profit escalation factor, terminal multiple and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU groups.

INVENTORY

The valuation of work-in-progress and finished goods requires the estimate of conversion costs incurred, which become part of the carrying amount of the inventory. The Company must also determine if the carrying value of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

ACQUISITIONS

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under International Financial Reporting Standard 3 – Business Combinations (“IFRS 3”). This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business inputs and processes.

equity-accounted investees

The Company’s interest in a joint venture is accounted for using the equity-method. The current investment portfolio of the joint venture is comprised of secured debt and hybrid instruments which include options and warrants. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss.

The determination of the fair value of the underlying investments is based on a discounted cash flow methodology and requires judgement from management. The discounted cash flows are based on various assumptions, including an estimation of market prices, volatility and discount rates. The Company has independent valuations done every quarter.

5.
Business acquisitions
A)
LIGHTBOX

On March 28, 2023, the Company announced that it had entered into an agreement with Lightbox Enterprises Ltd. (“Lightbox”) pursuant to which, in connection with Lightbox’s proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”), the Company (or its designee) would acquire the assets comprising four cannabis retail stores operating under the Dutch Love cannabis retail banner (the “Lightbox Transaction”). The Lightbox Transaction consideration was comprised of (i) approximately $2.0 million in cash, (ii) the cancellation of $3.0 million in debt owing by Lightbox to the Company, and (iii) the issuance of 1.1 million SNDL common shares valued at approximately $3.7 million.

On April 1, 2024, the Company announced that it had agreed to assign its rights to own or operate the four cannabis retail stores to Nova. On May 8, 2024, the Company completed the Lightbox Transaction and the assignment of its rights to own or operate the four cannabis retail stores to Nova.

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts, if any.

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Final
Cash	1,654	324	1,978
Issuance of common shares	3,693	—	3,693
Extinguishment of convertible debenture	3,000	—	3,000
	8,347	324	8,671

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Final
Inventory	154	—	154
Prepaid expenses and deposits	—	120	120
Right of use assets	2,828	(111)	2,717
Property, plant and equipment	964	73	1,037
Intangible assets	1,959	546	2,505
Lease liabilities	(2,828)	—	(2,828)
Total identifiable net assets acquired	3,077	628	3,705
Goodwill	5,270	(304)	4,966
	8,347	324	8,671

Goodwill is mainly attributable to the expansion of the store network and the Value Buds brand growth in British Columbia.

The consolidated financial statements incorporate the operations of Lightbox commencing May 9, 2024. During the period May 9, 2024 to December 31, 2024 the Company recorded revenues of $6.8 million and net earnings of $0.1 million from the Lightbox operations. Had the Lightbox Transaction closed on January 1, 2024, management estimates that for the period January 1, 2024, to May 8, 2024, revenue would have increased by $3.1 million and net earnings would have increased by $0.2 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2024.

The Company incurred costs related to the Lightbox Transaction of $0.7 million which have been included in transaction costs.

B)
INDIVA

On July 5, 2024, the Company announced that it had entered into a purchase agreement (the “Bid Agreement”) with Indiva Limited (“Indiva”) and its direct and indirect subsidiaries (collectively with Indiva, the “Indiva Group”), pursuant to which the Company offered to purchase all of the issued and outstanding shares of Indiva and the business and assets of the Indiva Group (collectively, the “Indiva Assets”) (the “Indiva Transaction”) for consideration comprising of a credit bid of all of the indebtedness of the Indiva Group owing to the Company, the retention of certain liabilities of the Indiva Group, and cash payments sufficient to repay certain priority indebtedness of the Indiva Group and costs associated with the Indiva Group’s proceedings under the “CCAA”.

On November 4, 2024, the Company announced that it had successfully closed the Indiva Transaction for consideration of approximately $21.1 million, comprised of the extinguishment of $20.7 million in total debt owing by Indiva to the Company and a cash payment of approximately $0.4 million.

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts, if any. No adjustments have been made to the fair value of consideration paid or the fair value of the assets and liabilities acquired between the provisional and final amounts.

The fair value of consideration paid was as follows:

Final
Extinguishment of term loan	18,923
Extinguishment of debtor-in-possession loan	1,750
Cash	385
21,058

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The fair value of the assets and liabilities acquired was as follows:

Final
Cash	3
Accounts receivable	4,057
Inventory	4,860
Prepaid expenses and deposits	205
Right of use assets	562
Property, plant and equipment	21,213
Accounts payable and accrued liabilities	(4,100)
Lease liabilities	(286)
Total identifiable net assets acquired	26,514
Bargain purchase gain	(5,456)
21,058

The excess of the aggregate fair value of the identifiable net assets acquired over the fair value of the consideration was $5.46 million, which was recorded as a bargain purchase gain included in other expenses, net (note 29), in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2024. The bargain purchase gain was primarily due to the fair value adjustments on the identifiable property, plant and equipment and net working capital acquired.

The consolidated financial statements incorporate the operations of Indiva commencing November 4, 2024. During the period November 4, 2024 to December 31, 2024 the Company recorded revenues of $8.5 million and net earnings of $1.7 million from the Indiva operations. Had the Indiva Transaction closed on January 1, 2024, management estimates that for the period January 1, 2024, to November 3, 2024, revenue would have increased by $35.1 million and net earnings would have decreased by $2.2 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2024.

The Company incurred costs related to the Indiva Transaction of $0.3 million which have been included in transaction costs.

6.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned, controlled and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at December 31, 2025
Total assets (1)	219,462	211,625	—	431,087	324,447	397,537	182,846	1,335,917
Year ended December 31, 2025
Net revenue (2)	330,242	144,656	(68,129)	406,769	539,632	—	—	946,401
Gross profit	86,053	32,944	—	118,997	139,651	—	—	258,648
Operating income (loss)	30,332	(1,754)	—	28,578	36,516	4,209	(75,652)	(6,349)
Earnings (loss) before income tax	27,663	(1,793)	—	25,870	32,420	4,209	(78,273)	(15,774)
(1)
As at December 31, 2025, cash and cash equivalents have been allocated to Corporate from Investments.
(2)
The Company has eliminated $68.1 million for the year ended December 31, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.

	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments(1)	Corporate	Total
As at December 31, 2024
Total assets	195,823	230,021	—	425,844	326,061	577,522	19,815	1,349,242
Year ended December 31, 2024
Net revenue (2)	311,689	109,470	(55,970)	365,189	555,259	—	—	920,448
Gross profit	78,827	21,798	—	100,625	139,706	—	—	240,331
Operating income (loss)	(1,742)	2,663	—	921	34,781	(50,013)	(89,500)	(103,811)
Earnings (loss) before income tax	(5,250)	2,105	—	(3,145)	30,665	(50,588)	(82,541)	(105,609)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $56.0 million for the year ended December 31, 2024 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.

Geographical disclosure

As at December 31, 2025, the Company had non-current assets related to credit investments in the United States of $385.5 million (December 31, 2024 — $413.1 million). For the year ended December 31, 2025, share of profit of equity-accounted investees related to operations in the United States was a loss of $3.6 million (year ended December 31, 2024 — loss of $65.5 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

7.
Restricted cash

As at	December 31, 2025	December 31, 2024
Captive insurance	20,081	19,815

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures (note 3).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

8.
Accounts receivable

As at	December 31, 2025	December 31, 2024
Trade receivables	24,096	24,548
Other receivables	3,547	3,570
	27,643	28,118

The Company has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. Refer to note 32 for credit risk disclosures.

9.
Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	December 31, 2025	December 31, 2024
Balance, beginning of year	1,187	429
Increase in biological assets due to capitalized costs	16,082	7,026
Net change in fair value of biological assets	2,322	(675)
Transferred to inventory upon harvest	(16,471)	(5,593)
Balance, end of year	3,120	1,187

Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The Company estimates the harvest yields for cannabis at various stages of growth. As at December 31, 2025, it is estimated that the Company’s biological assets will yield approximately 12,189 kilograms (December 31, 2024 — 4,500 kilograms) of dry cannabis when harvested. During the year ended December 31, 2025, the Company harvested 29,693 kilograms of dry cannabis (year ended December 31, 2024 — 10,464 kilograms).

10.
Inventory

As at	December 31, 2025	December 31, 2024
Retail liquor	75,145	73,538
Retail cannabis	16,348	21,783
Harvested cannabis
Work-in-progress	2,203	1,417
Finished goods	4,342	1,205
Manufactured cannabis
Dried cannabis & biomass	2,270	2,359
Work in progress	12,577	14,915
Finished goods	5,600	4,938
Packaging supplies and consumables	8,392	7,764
	126,877	127,919

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

During the year ended December 31, 2025, inventories of $686.2 million were recognized in cost of sales as an expense (year ended December 31, 2024 — $677.5 million).

During the year ended December 31, 2025, the Company recognized inventory write downs of $2.7 million (year ended December 31, 2024 — $3.7 million).

11.
Assets held for sale

Assets held for sale are measured at their fair value less costs to sell and comprised of the following:

As at	December 31, 2025	December 31, 2024
Olds facility	—	18,800
Extraction equipment	746	251
	746	19,051

The Olds facility, located in Olds, Alberta, had a primary purpose to cultivate cannabis for the adult-use market. Upon closing the Olds facility, management committed to a plan to sell the Olds facility and classified the asset as available for sale. During the year ended December 31, 2025, management concluded that the Olds facility no longer met certain criteria for assets held for sale due to secondary commercial real estate market conditions in Alberta and therefore reclassified it back to property, plant and equipment.

During the year ended December 31, 2024, the Company concluded that the Stellarton facility no longer met certain criteria for assets held for sale due to secondary commercial real estate market conditions in Nova Scotia. The facility was reclassified to property, plant and equipment and a $1.3 million impairment loss was recognized in the cannabis operations reporting segment.

12.
right of use assets

Cost
Balance at December 31, 2023	199,032
Acquisitions (note 5(a), note 5(b))	3,279
Additions	1,499
Renewals, remeasurements and dispositions	13,441
Balance at December 31, 2024	217,251
Additions	9,634
Renewals, remeasurements and dispositions	43,706
Balance at December 31, 2025	270,591

Accumulated depreciation and impairment
Balance at December 31, 2023	69,353
Depreciation	31,375
Impairment	1,088
Balance at December 31, 2024	101,816
Depreciation	32,013
Impairment reversal	(1,591)
Balance at December 31, 2025	132,238

Net book value
Balance at December 31, 2024	115,435
Balance at December 31, 2025	138,353

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

For the year ended December 31, 2025, renewals, remeasurements and dispositions of $43.7 million mainly related to lease renewals for which the Company reassessed likely terms.

For the year ended December 31, 2025, the Company recorded the following net impairment losses (reversals) on right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(468)	(468)
June 30, 2025	—	(586)	(586)
September 30, 2025	—	(461)	(461)
December 31, 2025	—	(76)	(76)
	—	(1,591)	(1,591)

Refer to note 13 for the significant assumptions applied in the impairment test.

For the year ended December 31, 2024, the Company recorded the following net impairment losses (reversals) on right of use assets:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2024	(159)	1,756	1,597
June 30, 2024	(132)	(283)	(415)
September 30, 2024	(192)	98	(94)
December 31, 2024	—	—	—
	(483)	1,571	1,088

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

13.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress	Total
Cost
Balance at December 31, 2023	20,953	179,156	76,899	99,164	8,674	384,846
Acquisitions (note 5(a), note 5(b))	335	15,635	1,110	5,170	—	22,250
Additions	—	—	800	6,831	983	8,614
Transfers from CIP	—	—	—	983	(983)	—
Transfer to assets held for sale	(11,834)	(143,540)	—	(411)	(6,013)	(161,798)
Dispositions	—	—	(559)	(2,834)	(90)	(3,483)
Balance at December 31, 2024	9,454	51,251	78,250	108,903	2,571	250,429
Additions	—	—	3,765	6,019	5,153	14,937
Transfers from CIP	—	—	2,571	—	(2,571)	—
Transfer from (to) assets held for sale	—	18,800	—	(507)	—	18,293
Dispositions	—	(532)	(6)	(2,743)	—	(3,281)
Balance at December 31, 2025	9,454	69,519	84,580	111,672	5,153	280,378

Accumulated depreciation and impairment
Balance at December 31, 2023	—	145,420	28,448	52,241	5,821	231,930
Depreciation	—	1,351	10,222	11,174	—	22,747
Impairment (recovery)	—	—	15	(111)	—	(96)
Transfer to assets held for sale	—	(141,811)	—	(165)	(5,821)	(147,797)
Dispositions	—	—	(559)	(1,606)	—	(2,165)
Balance at December 31, 2024	—	4,960	38,126	61,533	—	104,619
Depreciation	—	1,664	8,938	10,851	—	21,453
Impairment (recovery)	689	4,943	(1,044)	(379)	—	4,209
Dispositions	—	—	(113)	(1,690)	—	(1,803)
Balance at December 31, 2025	689	11,567	45,907	70,315	—	128,478

Net book value
Balance at December 31, 2024	9,454	46,291	40,124	47,370	2,571	145,810
Balance at December 31, 2025	8,765	57,952	38,673	41,357	5,153	151,900

During the year ended December 31, 2025, depreciation expense of $4.3 million was capitalized to biological assets and inventory (year ended December 31, 2024 – $2.5 million).

During the year ended December 31, 2025, the Company determined that indicators of impairment existed relating to certain land, production facilities and machinery and equipment, due to the consolidation of the Company’s edible facilities as part of its integration strategy. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $3.1 million was recorded to write down the assets to their recoverable amount of $3.5 million. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The impairment was recognized in the Company’s cannabis operations reporting segment.

During the year ended December 31, 2025, the Company determined that indicators of impairment existed relating to the Stellarton facility due to slow moving market conditions. The estimated recoverable amount of the facility was determined to be its fair value less costs of disposal and an impairment of $2.7 million was recorded to write down the facility to its recoverable amount of $2.4 million. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The impairment was recognized in the Company’s cannabis operations reporting segment.

During the year ended December 31, 2025, the Company determined that indicators of impairment existed relating to one cannabis retail store due to underperforming store level operating results, as well as indicators of impairment reversal relating to eight previously impaired cannabis retail stores showing improved store level operating results.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a CGU was defined as each individual retail store. The Company completed impairment tests for each CGU determined to have an indicator of potential impairment or impairment reversal using a discounted cash flow model. The recoverable amounts for each CGU were based on the higher of its estimated value in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Projected future sales and earnings for cash flows are based on actual operating results and operating forecasts. Management determined forecasted growth rates of sales based on past performance, expectations of future performance for each location and industry averages. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, forecasted inflation rates and contractual lease payments. The duration of the cash flow projections for individual CGUs is 5 years or based on the remaining lease term of the CGU.
•
Discount rate: A pre-tax discount rate range of 11% – 15.5% was estimated and is based on market assessments of the time value of money and CGU specific risks to determine the weighted average cost of capital for the given CGU.

For the year ended December 31, 2025, the Company recorded the following net impairment losses (reversals) on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2025	—	(263)	(263)
June 30, 2025	—	(487)	(487)
September 30, 2025	—	(567)	(567)
December 31, 2025	—	(277)	(277)
	—	(1,594)	(1,594)

The Company also recorded impairment losses and impairment reversals of right of use assets (note 12).

For the year ended December 31, 2024, the Company recorded the following net impairment losses (reversals) on retail property, plant and equipment:

	Reporting Segment
Three months ended	Liquor retail	Cannabis retail	Total
March 31, 2024	(766)	772	6
June 30, 2024	224	(215)	9
September 30, 2024	(1,050)	886	(164)
December 31, 2024	—	—	—
	(1,592)	1,443	(149)

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

14.
Net investment in subleases

	December 31, 2025	December 31, 2024
Balance, beginning of year	18,186	21,366
Additions	—	716
Finance income	612	763
Rents recovered (payments made directly to landlords)	(3,342)	(3,558)
Dispositions and remeasurements	(1,038)	(1,101)
Balance, end of year	14,418	18,186

Current portion	2,775	2,832
Long-term	11,643	15,354

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

15.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail licenses	Total
Cost
Balance at December 31, 2023	81,900	10,000	5,556	750	98,206
Acquisition (note 5(a))	—	—	—	2,505	2,505
Additions	—	—	33	3,227	3,260
Balance at December 31, 2024	81,900	10,000	5,589	6,482	103,971
Balance at December 31, 2025	81,900	10,000	5,589	6,482	103,971

Accumulated amortization and impairment
Balance at December 31, 2023	20,447	3,061	1,549	—	25,057
Amortization	172	1,253	919	245	2,589
Impairment	15,000	—	—	—	15,000
Balance at December 31, 2024	35,619	4,314	2,468	245	42,646
Amortization	173	1,250	897	485	2,805
Balance at December 31, 2025	35,792	5,564	3,365	730	45,451

Net book value
Balance at December 31, 2024	46,281	5,686	3,121	6,237	61,325
Balance at December 31, 2025	46,108	4,436	2,224	5,752	58,520

Brands and trademarks are related to intellectual property purchased from Sun 8 Holdings Inc. (“Sun 8”) with a useful life of 15 years, intellectual property acquired through the acquisition of Inner Spirit Holdings Ltd. (“Inner Spirit”) consisting of proprietary rights to brands and trademarks with an indefinite useful life, intellectual property acquired through the acquisition of Alcanna Inc. (“Alcanna”) and The Valens Company Inc. (“Valens”) with indefinite useful lives. The brands and trademarks acquired from Inner Spirit, Alcanna and Valens were determined to have an indefinite useful life due to the fact that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows.

Franchise agreements consist of intellectual property acquired through the acquisition of Inner Spirit consisting of franchise relationships with a useful life of 8 years.

Software is comprised of licenses with useful lives ranging from 4 to 9 years acquired through the acquisition of Alcanna and are amortized using the straight-line method over the life of the license.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Liquor retail licenses acquired through the acquisition of Alcanna have an indefinite life and are therefore not amortized. The liquor retail licenses do not expire, but rather are subject to an administrative extension process each year indefinitely.

During the year ended December 31, 2024, the Company finalized the addition of two Saskatchewan liquor licenses with indefinite lives for $3.2 million. Cannabis retail licenses acquired through the acquisition of Lightbox are amortized using the straight-line method over the life of the lease term of the stores.

During the year ended December 31, 2024, the Company determined that indicators of impairment existed regarding the intellectual property and rights pertaining to the Inner Spirit acquisition due to adverse market conditions and planned corporate Spiritleaf store rebranding. The estimated recoverable amount was determined to be $4.5 million based on a discounted cash flow model using a relief from royalty model and an impairment of $15.0 million was recorded in the cannabis retail reporting segment.

16.
Investments

As at	December 31, 2025	December 31, 2024
Investments at amortized cost	822	27,934
Investments at FVOCI	11,236	8,053
	12,058	35,987

Current portion	484	27,560
Long-term	11,574	8,427

Investments at amortized cost

Indiva

The Company had a loan outstanding to Indiva with a principal balance of $17.8 million and a maturity date of February 24, 2026. The Company closed the Indiva Transaction on November 4, 2024. The term loan was extinguished as part of the business combination and forms part of the consideration transferred (note 5(b)).

Delta 9

On July 5, 2024, the Company announced that it had completed the acquisition of the principal indebtedness of Delta-9 Cannabis Inc. (“Delta 9”) for a purchase price of $28.1 million. The investment consisted of a 5 year commercial mortgage bearing interest at an annual interest rate of 4.55% with an amortization period of 12 years and a revolving overdraft bearing interest at an annual interest rate of prime rate plus 2.45%.

In March 2025, the Company received payment for the entire balance including fees.

Other

The Company has loans outstanding to franchise partners with a total balance of $0.8 million, maturity dates ranging from June 2026 to June 2030, and annual interest rates ranging from 7.5% – 14%.

Investments at fAIR vALUE tHROUGH OTHER COMPREHENSIVE INCOME

During the year ended December 31, 2025, the Company acquired an additional $15.9 million of investments in listed common shares that are not held for trading, for which the Company irrevocably elected at initial recognition to designate at fair value through other comprehensive income. During the year ended December 31, 2025, the Company disposed of $11.8 million of investments in listed common shares for proceeds of $18.1 million, recognizing a gain of $6.3 million in other comprehensive income. The remaining shares were marked to market to $11.2 million as a Level 1 investment and the corresponding $1.0 million loss was recognized in other comprehensive income.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

During the year ended December 31, 2024, the Company acquired $6.2 million of investments in listed common shares that are not held for trading, for which the Company irrevocably elected at initial recognition to designate at fair value through other comprehensive income. The shares were marked to market to $8.1 million as a level 1 investment and the corresponding $1.9 million gain was recognized in other comprehensive income.

17.
Equity-accounted investees

As at	December 31, 2025	December 31, 2024
Interest in joint venture	385,534	413,124

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities.

SunStream is structured separately from the Company, and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2023	538,331
Capital refunds	(168)
Share of net loss	(65,459)
Share of other comprehensive income (taxes at 23%)	40,893
Distributions	(100,473)
Balance at December 31, 2024	413,124
Share of net loss	(3,605)
Share of other comprehensive loss	(19,233)
Distributions	(4,752)
Balance at December 31, 2025	385,534

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	December 31, 2025	December 31, 2024
Current assets (including cash and cash equivalents - 2025: $0.7 million, 2024: $0.9 million)	5,021	1,943
Non-current assets	377,137	408,233
Current liabilities	(1,047)	(762)
Net assets (liabilities) (100%)	381,111	409,414

Year ended December 31	2025	2024
(Loss) revenue	(1,056)	(61,916)
(Loss) profit from operations	(3,034)	(64,669)
Other comprehensive (loss) income	(19,233)	40,893
Total comprehensive loss	(22,080)	(23,747)

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

18.
Goodwill

Net book value
Balance at December 31, 2023	119,282
Acquisitions through business combinations (note 5(a))	4,966
Balance at December 31, 2024	124,248
Balance at December 31, 2025	124,248

impairment test

The Company considers its groups of CGUs for impairment testing based on the interdependence of cash flows between different segments of the business, lowest level of cash flows within each segment and how management monitors operations. As such, the groups of CGUs are defined as Liquor retail, Cannabis retail, Cannabis operations – manufacturing and Cannabis operations - growing.

For the purpose of impairment testing, goodwill has been allocated as follows:

	December 31, 2025	December 31, 2024
Liquor retail	24,338	24,338
Cannabis retail	47,888	47,888
Cannabis operations - manufacturing	52,022	52,022
	124,248	124,248

On December 31, 2025 and December 31, 2024, the Company performed its annual goodwill impairment test in accordance with its policy described in note 3.

For the purpose of impairment testing at December 31, 2025, intangible assets with indefinite lives were allocated to the Company’s CGU groups as follows: (i) $6.0 million to the cannabis retail CGU group, (ii) $41.5 million to the liquor retail CGU group and (iii) $1.5 million to the cannabis operations – manufacturing CGU group.

The impairment test for the Company’s cannabis operations – manufacturing CGU groups used a fair value less costs of disposal model. The key assumptions used to calculate the fair value less cost of disposal are market revenue and EBITDA multiples (where applicable) which are considered Level 2 fair value assumptions. The impairment test for the Company’s liquor retail and cannabis retail CGU groups used a value in use approach based on internal cash flow estimates at December 31, 2025, and a discount rate of 12.25% and 14% respectively. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU group. The estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian liquor, spirits and adult-use cannabis industry market growth projections. A terminal value thereafter was applied.

The Company concluded that the recoverable amounts of the CGU groups exceeded their carrying amounts and, therefore, goodwill was not impaired.

For the purpose of impairment testing at December 31, 2024, intangible assets with indefinite lives were allocated to the Company’s CGU groups as follows: (i) $6.0 million to the cannabis retail CGU group, (ii) $41.5 million to the liquor retail CGU group and (iii) $1.5 million to the cannabis operations – manufacturing CGU group.

The impairment test for the Company’s cannabis operations – manufacturing CGU groups used a fair value less costs of disposal model. The key assumptions used to calculate the fair value less cost of disposal are market revenue and EBITDA multiples (where applicable) which are considered Level 2 fair value assumptions. The impairment test for the Company’s liquor retail and cannabis retail CGU groups used a value in use approach based on internal cash flow estimates at December 31, 2024, and a discount rate of 11.5% and 13.5% respectively. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU group. The

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

estimated cash flows were based on a 5-year model taking into account the overall forecasted Canadian liquor, spirits and adult-use cannabis industry market growth projections. A terminal value thereafter was applied.

The Company concluded that the recoverable amounts of the CGU groups exceeded their carrying amounts and, therefore, goodwill was not impaired.

19.
Accounts payable and accrued liabilities

	December 31, 2025	December 31, 2024
Trade payables	28,006	27,064
Accrued and other liabilities	28,741	29,211
	56,747	56,275

20.
Derivative warrants

	December 31, 2025	December 31, 2024
Balance, beginning of year	26	4,400
Change in fair value recognized in profit or loss	(26)	(4,374)
Balance, end of year	—	26

On August 18, 2025, the 50,000 remaining 2020 series A warrants expired. These warrants were issued in 2020 as part of a registered equity offering. As at December 31, 2025, there were no derivative warrants outstanding.

On September 18, 2024, an additional 9.8 million warrants expired. These warrants were issued in 2021 as part of a series of registered equity offerings.

On January 20, 2024, the 50,000 remaining unsecured convertible note warrants expired. The unsecured convertible notes warrants were issued in 2020 as part of the Company’s debt restructuring transactions. A total of 1.45 million derivative warrants were issued in such transactions, of which 1.4 million were exercised during the year ended December 31, 2020.

21.
Lease LIABILITIES

	December 31, 2025	December 31, 2024
Balance, beginning of year	152,273	167,029
Acquisitions	—	3,114
Additions	9,634	2,212
Lease payments	(42,587)	(40,510)
Renewals, remeasurements and dispositions	42,790	12,038
Tenant inducement allowances received	303	693
Accretion expense	7,520	7,697
Balance, end of year	169,933	152,273

Current portion	35,462	34,256
Long-term	134,471	118,017

During the year ended December 31, 2025, renewals, remeasurements and dispositions of $42.8 million mainly related to lease renewals for which the Company reassessed likely terms.

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at December 31, 2025:

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

December 31, 2025
Less than one year	42,427
One to three years	72,134
Three to five years	38,752
Thereafter	22,343
Minimum lease payments	175,656

The Company has short-term leases with lease terms of 12 months or less as well as low-value leases. As these costs are incurred, they are recognized as general and administrative expense. These costs were immaterial in 2025 and 2024.

22.
Other liabilities

	December 31, 2025	December 31, 2024
Financial guarantee liability (A)	147	219
Deferred share units liability (B)	7,624	7,093
Loyalty liability	270	—
	8,041	7,312
A)
Financial guarantee liability

For franchise operated locations where the Company provided an indemnity for its franchisees, lease payments are made directly to the landlord by the franchisee, and the obligation to make lease payments would only revert to the Company if a franchisee defaulted on their obligations under the terms of the sub-lease or lease. The Company has made an estimate of ECLs in the event of default by the franchisees in making lease payments. This amount is recognized as a financial guarantee liability in the consolidated statement of financial position, and changes in the estimated liability are recognized as a financial guarantee liability expense within other (expenses) income (note 29) in the consolidated statement of loss and comprehensive loss.

B)
DSU liability

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder, equal to the fair value of the Company’s common shares calculated at the date of such payment. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Changes in the fair value are recognized within share-based compensation expense (note 25(d)).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

23.
Income taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in profit and loss for the years ended December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024
Loss before taxes	(15,774)	(105,609)
Statutory income tax rates	23.0%	23.0%
Expected income tax recovery	(3,628)	(24,290)
Non-deductible costs	20,222	3,059
Non-deductible portion of capital losses	46	67
Deferred adjustments	—	18,404
Deferred tax benefits not recognized	(16,640)	(6,645)
Income tax (recovery) expense	—	(9,405)

Details of the deferred tax assets (liabilities) are as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets (liabilities):
Property, plant and equipment	(5,829)	—
Net investment in subleases	(3,316)	(4,183)
Intangible assets	(13,208)	(14,099)
Lease liabilities	22,395	18,324
Other	(42)	(42)
Net deferred tax asset (liability)	—	—

Deferred tax assets have not been recognized for the following deductible temporary differences:

	December 31, 2025	December 31, 2024
Unrecognized deductible temporary differences:
Property, plant and equipment	183	39,179
Share issue costs	10,139	21,470
Investments	4,387	4,196
Lease liabilities	72,496	75,217
Financial obligations and other	7,626	3,917
Inventory and biological assets	3,613	37,400
Non-capital losses & scientific research and experimental development	923,426	912,200
Capital losses and equity-accounted investees	141,748	119,078
Unrecognized deductible temporary differences	1,163,618	1,212,657

The movement in deferred income tax liability is as follows:

	December 31, 2025	December 31, 2024
Balance, beginning of year	—	—
Recognized in profit and loss	—	(9,405)
Recognized in other comprehensive income	—	9,405
Balance, end of year	—	—

The Company has $922.8 million (December 31, 2024 — $912.0 million) of non-capital losses available for future periods that will expire prior to 2035-2044.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

24.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

B)
Issued and outstanding

		December 31, 2025		December 31, 2024
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		263,021,847	2,346,728	262,775,853	2,375,950
Share issuances		—	—	96,399	164
Share issuance costs		—	—	—	(59)
Share repurchases		(5,899,897)	(52,688)	(5,002,372)	(45,165)
Acquisitions		—	—	1,259,536	4,137
Employee awards exercised		6,237,173	16,358	3,892,431	11,701
Balance, end of year		263,359,123	2,310,398	263,021,847	2,346,728

During the year ended December 31, 2025, the Company purchased and cancelled 5.9 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.3 million including commissions. Accumulated deficit was reduced by $37.3 million, representing the excess of the average carrying value of the common shares over their purchase price.

Subsequent to December 31, 2025, the Company purchased and cancelled 4.2 million common shares at a weighted average price, excluding commissions, of $2.13 (US$1.56) per common share for a total cost of $8.9 million including commissions.

During the year ended December 31, 2024, the Company issued 1.1 million common shares as part of the consideration for the Lightbox Transaction (note 5(a)) and 0.1 million common shares for acquiring the rights of a franchise store.

During the year ended December 31, 2024, the Company purchased and cancelled 5.0 million common shares at a weighted average price, excluding commissions, of $2.61 (US$1.84) per common share for a total cost of $13.2 million including commissions. Accumulated deficit was reduced by $31.7 million, representing the excess of the average carrying value of the common shares over their purchase price.

(C)
Common share purchase warrants

	Number of Warrants	Carrying Amount
Balance at December 31, 2023	308,612	2,260
Warrants expired	(190,212)	(1,593)
Balance at December 31, 2024	118,400	667
Warrants expired	(64,000)	(361)
Balance at December 31, 2025	54,400	306

During the year ended December 31, 2025, the warrants issued in 2020 for the acquisition of intellectual property expired.

During the year ended December 31, 2024, the remaining Inner Spirit warrants that comprised the contingent consideration from the acquisition expired.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding warrants as at December 31, 2025:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual remaining life (years)
Financial services	$45.98	54,400	3.5

25.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, RSUs and DSUs. During 2019 the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Year ended December 31
	2025	2024
Equity-settled expense
Stock options (B)	—	1
Restricted share units (1) (C)	12,879	15,160
Cash-settled (recovery) expense
Deferred share units (1)(2) (D)	1,026	4,876
	13,905	20,037
(1)
For the year ended December 31, 2024, the Company recognized share-based compensation expense under Nova’s RSU plan of $6 and share-based compensation expense under Nova’s DSU plan of $1,700.
(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria are met.

The following table summarizes changes in the simple and performance warrants during the year ended December 31, 2025 and the year ended December 31, 2024:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2023	66,700	$39.77	54,400	$38.62
Forfeited	(7,520)	40.04	(4,000)	39.06
Expired	(20,300)	6.25	(25,600)	18.75
Balance at December 31, 2024	38,880	$57.22	24,800	$59.07
Forfeited	(5,120)	171.88	(4,000)	156.23
Expired	(17,440)	16.91	—	0.00
Balance at December 31, 2025	16,320	$64.32	20,800	$40.38

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at December 31, 2025:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$62.50 - $93.75	16,000	62.50	1.03	16,000	62.50	1.03
$125.00 - $312.50	320	155.19	0.96	320	155.19	0.96
	16,320	$64.32	1.03	16,320	$64.32	1.03
Performance warrants
$6.25 - $9.38	6,400	6.25	n/a	6,400	6.25	0.16
$29.69 - $45.31	6,400	31.25	n/a	6,400	31.25	0.16
$62.50 - $93.75	8,000	75.00	n/a	—	—	n/a
	20,800	$40.38	n/a	12,800	$18.75	0.16
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually over a three-year period and generally expire ten years after the grant date.

The following table summarizes changes in stock options during the year ended December 31, 2025 and the year ended December 31, 2024:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2023	853,705	$17.92
Forfeited	(114,982)	15.79
Expired	(166,965)	38.16
Balance at December 31, 2024	571,758	$12.44
Forfeited	(168,034)	11.97
Expired	(82,773)	15.63
Balance at December 31, 2025	320,951	$11.86

The following table summarizes outstanding stock options as at December 31, 2025:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	4.41	10,000	4.41
$11.79	301,591	1.05	301,591	1.05
$11.90	8,160	4.49	8,160	4.49
$31.50	1,200	1.98	1,200	1.98
	320,951	1.24	320,951	1.24

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the year ended December 31, 2025 and the year ended December 31, 2024:

RSUs outstanding
Balance at December 31, 2023	8,629,716
Granted	5,555,322
Forfeited	(921,922)
Exercised	(3,892,431)
Balance at December 31, 2024	9,370,685
Granted	4,082,665
Forfeited	(361,154)
Exercised	(6,237,173)
Balance at December 31, 2025	6,855,023

At December 31, 2025, no RSUs were vested or exercisable. During the year ended December 31, 2025, 0.8 million RSUs were granted that included a non-market vesting condition based on the Company’s successful completion of reorganization targets.

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

The DSU plan was amended for grants made in 2025 and onward, allowing directors who have met the Company’s share ownership guidelines to select a redemption date based on specific criteria. All DSUs granted prior to December 31, 2024 can only be exercised once a director ceases to be on the Board. The fair value of DSUs that will be redeemed within the next year are classified as a current liability within accounts payable.

As at December 31, 2025, the Company recognized a liability of $8.1 million relating to the fair value of cash-settled DSUs (December 31, 2024 – $7.1 million) with $7.6 million included as a non-current liability within other liabilities (note 22) and $0.5 million included as a current liability within accounts payable.

The following table summarizes changes in DSUs during the year ended December 31, 2025 and the year ended December 31, 2024:

DSUs outstanding
Balance at December 31, 2023	2,398,333
Granted	644,737
Balance at December 31, 2024	3,043,070
Granted	525,433
Balance at December 31, 2025	3,568,503

At December 31, 2025, 3.57 million DSUs were vested and 0.3 million were exercisable (December 31, 2024 – 2.14 million). Subsequent to December 31, 2025, 0.2 million DSUs were exercised based on the redemption dates chosen by the directors.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

26.
NET revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers and proprietary licensing. Cannabis retail revenue is derived from retail cannabis sales to customers, proprietary licensing, franchise revenue consisting of royalty and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

	Year ended December 31
	2025	2024
Liquor retail revenue
Retail	537,957	553,847
Proprietary licensing	1,675	1,412
Liquor retail revenue	539,632	555,259
Cannabis retail revenue
Retail	308,690	290,446
Proprietary licensing	16,719	15,410
Franchise	4,833	5,833
Cannabis retail revenue	330,242	311,689
Cannabis operations revenue
Provincial boards	158,636	129,043
Wholesale	41,967	34,535
Analytical testing and other	588	863
Intersegment eliminations	(68,129)	(55,970)
Cannabis operations revenue	133,062	108,471
Gross revenue	1,002,936	975,419
Excise taxes (1)	56,535	54,971
Net revenue	946,401	920,448
(1)
Excise tax is only applicable to cannabis operations provincial board revenue.

The Company has recognized the following receivables from contracts with customers:

	December 31, 2025	December 31, 2024
Receivables, included in 'trade receivables' (note 8)	24,096	24,548

Receivables from contracts with customers are typically settled within 30 to 60 days. As at December 31, 2025, an impairment reversal of $5.5 million (December 31, 2024 – $4.9 million) has been recognized on receivables from contracts with customers (note 32).

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

27.
Investment INCOME (Loss)

	Year ended December 31
	2025	2024
Interest income from investments at amortized cost	1,432	3,644
Interest and fee income from investments at fair value through profit and loss ("FVTPL")	—	3,859
Interest income from cash	6,004	8,134
Gain (loss) on marketable securities	378	(86)
	7,814	15,551

28.
Other operating expenses
A)
General and administrative

	Year ended December 31
	2025	2024
Salaries and wages	114,097	121,100
Consulting fees	5,614	4,315
Office and general	48,432	46,706
Professional fees	4,282	6,781
Merchant processing fees	7,081	6,793
Director fees	942	685
Other	1,714	863
	182,162	187,243

B)
Sales and marketing

	Year ended December 31
	2025	2024
Marketing	14,454	10,944
Events	1	28
Media	110	1,032
	14,565	12,004

C)
Restructuring costs

Restructuring costs of $3.3 million for the year ended December 31, 2025 relate to facility rationalization costs, severance costs from workforce reductions, legal costs that relate directly to the restructuring, and salaries and wages of personnel focused on restructuring projects. Restructuring costs of $2.7 million for the year ended December 31, 2024 relate to severance costs from workforce reductions, legal costs that relate directly to the restructuring, and salaries and wages of personnel focused on restructuring projects.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

29.
OTHER (EXPENSES) Income, net

	Year ended December 31
	2025	2024
Finance (costs) income
Accretion on lease liabilities	(7,520)	(7,697)
Change in fair value of investments at FVTPL	—	(575)
Financial guarantee liability recovery	72	48
Other finance (costs) recoveries	143	300
Interest income	612	763
Total finance costs	(6,693)	(7,161)
Change in fair value of derivative warrants	26	4,374
Bargain purchase gain (note 5(b))	—	5,456
Transaction costs	(1,649)	(3,884)
Foreign exchange loss	(1,109)	(583)
	(9,425)	(1,798)

30.
Supplemental cash flow disclosures

	Year ended December 31
	2025	2024
Cash provided by (used in):
Accounts receivable	1,148	1,761
Biological assets	389	134
Inventory	(2,881)	2,448
Prepaid expenses and deposits	3,159	6,290
Investments	—	256
Right of use assets	(8,647)	(1,494)
Property, plant and equipment	(1,396)	156
Accounts payable and accrued liabilities	(382)	(18,344)
Lease liabilities	9,019	2,350
	409	(6,443)

Changes in non-cash working capital relating to:
Operating	1,432	(7,447)
Investing	(1,396)	383
Financing	373	621
	409	(6,443)

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

31.
Loss per share

	Year ended December 31
	2025	2024
Weighted average shares outstanding (000s)
Basic and diluted (1)	258,054	264,196
Net earnings (loss) attributable to owners of the Company	(15,774)	(94,796)
Per share - basic and diluted	$(0.06)	$(0.36)
(1)
For the year ended December 31, 2025, there were 54.4 thousand equity classified warrants, 16.3 thousand simple warrants, 20.8 thousand performance warrants, 0.3 million stock options and 6.9 million RSUs that were excluded from the calculation as the impact was anti-dilutive (year ended December 31, 2024 – 118.4 thousand equity classified warrants, 50.0 thousand derivative warrants, 38.9 thousand simple warrants, 24.8 thousand performance warrants, 0.6 million stock options and 9.4 million RSUs).
32.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVOCI, accounts payable and accrued liabilities and derivative warrants.

A)
Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

Fair value measurements of marketable securities, investments at FVOCI and derivative warrants are as follows:

		Fair value measurements using
December 31, 2025	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	84	84	—	—
Investments at FVOCI	11,236	11,236	—	—

		Fair value measurements using
December 31, 2024	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	139	139	—	—
Investments at FVOCI	8,053	8,053	—	—
Financial liabilities
Derivative warrants (1)	26	—	—	26
(1)
The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

Marketable securities are designated as FVTPL. The fair value of marketable securities is re-measured each reporting period with changes in fair value recognized in profit and loss. The fair value of marketable securities is estimated by using current quoted prices in active markets for identical assets.

Investments at FVOCI are designated as fair value through other comprehensive income. The fair value of investments is re-measured each reporting period with changes in fair value recognized in comprehensive income. The fair value of investments is estimated by using current quoted prices in active markets for identical assets.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

As at December 31, 2025, the Company did not have any financial instruments measured at Level 2 fair value.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Derivative warrants are designated as FVTPL. The fair value of derivative warrants is re-measured each reporting period with changes in fair value recognized in profit and loss within finance costs. The fair value of derivative warrants is estimated by using a valuation model. Assumptions used in these calculations include volatility, discount rate and various probability factors.

There were no transfers between Levels 1, 2 and 3 inputs during the year.

B)
Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 to accounts receivable and has calculated ECLs based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	December 31, 2025	December 31, 2024
Net impairment reversal on trade receivables	(563)	(4,865)
Impairment reversal on other receivables	—	(584)
	(563)	(5,449)

The movement in the allowance for impairment in respect of accounts receivable during the year ended December 31, 2025 was as follows:

	December 31, 2025	December 31, 2024
Balance, beginning of year	7,351	12,800
Amounts written off	(4,920)	—
Net remeasurement of impairment loss allowance	(563)	(5,449)
Balance, end of year	1,868	7,351

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

The following table sets forth details of the aging profile of trade accounts receivable and the allowance for expected credit loss:

As at	December 31, 2025	December 31, 2024
Current (less than 30 days)	16,637	21,033
31 - 60 days	4,848	2,093
61 - 90 days	504	1,573
Greater than 90 days	3,975	7,200
Less allowance	(1,868)	(7,351)
	24,096	24,548

The Company applies the simplified approach under IFRS 9 for trade receivables by grouping receivables based on shared credit risk characteristics and the days past due. The expected loss rates are based on historical credit losses experienced over a period of 12 months.

The Company applies the general approach under IFRS 9 to other receivables and other investments, which is an assessment of whether the credit risk of a financial instrument has increased significantly since initial recognition. The Company has evaluated the credit risk of its other receivables and investments, taking into consideration the risk of default, historical credit loss experience, financial factors specific to the debtors and general economic conditions and recorded an expected credit loss of $nil during the year ended December 31, 2025.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable and investments. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings or secured investments.

C)
Market risk management

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities and investments at FVOCI are based on quoted market prices as the Company’s marketable securities and investments at FVOCI are shares held of publicly traded entities.

At December 31, 2025, a 10% change in the market prices would change the fair value of investments at FVOCI by approximately $1.1 million.

D)
Liquidity risk management

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

The timing of expected cash outflows relating to financial liabilities at December 31, 2025 is as follows:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	56,747	—	—	—	56,747
Financial guarantee liability	—	147	—	—	147
Loyalty liability	—	270	—	—	270
Balance, end of year	56,747	417	—	—	57,164

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

33.
Related party transactions

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 17 relating to the Company’s joint venture.

A former member of key management personnel (retired from SNDL on September 10, 2024) jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the period January 1, 2024 to September 10, 2024, the Company paid $125.2 thousand in total rent with respect to this lease.

Compensation of key management personnel

The Company considers the directors and officers of the Company as key management personnel.

	Year ended December 31
	2025	2024
Salaries and short-term benefits	7,321	10,788
Share-based compensation	12,058	13,741
	19,379	24,529

34.
Capital management

The Company defines capital as shareholders’ equity and debt. Except as otherwise disclosed in these consolidated financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•
Maintain financial flexibility in order to preserve the ability to meet financial obligations;
•
Deploy capital to provide an appropriate investment return to shareholders; and
•
Maintain a capital structure that allows various financing alternatives.
35.
Non-controlling interests

On October 21, 2024, the Company announced that it had completed the acquisition of all of the issued and outstanding common shares of Nova (“Nova Shares”) not already owned by the Company, representing approximately 35% of Nova Shares, by way of a statutory plan of arrangement under the Business Corporations Act (Alberta) for aggregate consideration of approximately $40 million (the “Nova Transaction”).

Pursuant to the Nova Transaction, each holder of Nova Shares (other than SNDL and its affiliates that hold Nova Shares) (“Nova Shareholders”) was entitled to receive $1.75 in cash for each Nova Share held (the “Cash Consideration”), provided that Nova Shareholders could elect to receive, in lieu of the Cash Consideration, 0.58 of a common share of SNDL (“SNDL Shares”) for each Nova Share held (the “Share Consideration” and, collectively with the Cash Consideration, the “Consideration”), subject to proration and a maximum of 50% of the aggregate Consideration being payable in SNDL Shares. Upon the closing of the Nova Transaction, an aggregate of 159,792 SNDL Shares were issued as Share Consideration to Nova Shareholders and an aggregate of $37.3 million was paid as Cash Consideration to validly electing Nova Shareholders.

The following tables provide summarized financial information for the Company’s subsidiary, Nova, that had a material non-controlling interest effective the date of closing of the Alcanna Transaction until October 21, 2024, before inter-company eliminations.

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

A)
Nova summarized statement of financial position

At December 31, 2025 and 2024, current assets, current liabilities, non-current assets and non-current liabilities were all $nil due to the completion of the Nova Transaction on October 21, 2024.

B)
Nova summarized statement of loss and comprehensive loss

	2025	2024
Revenue	—	237,539
Earnings and comprehensive income	—	577
C)
Nova summarized statement of cash flows

	2025	2024
Net cash provided by operating activities	—	17,129
Net cash used in investing activities	—	(16,211)
Net cash used in financing activities	—	(7,971)
(Decrease) increase in cash	—	(7,053)

On October 21, 2024, the Company’s equity interest increased from 65% to 100%. Accordingly, the information relating to Nova’s statement of loss and comprehensive loss and statement of cash flows is only for the period January 1, 2024 to October 21, 2024, prior to the acquisition of non-controlling interest.

36.
Commitments and contingencies
A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. The Company has settled the existing $2.5 million financial penalty previously accrued and amended its pre-existing data arrangement with the customer.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, after consulting with counsel, the Company believes that the losses that may result, if any, will not be material to the consolidated financial statements.

37.
Subsequent events

acquisition of cost cannabis and t cannabis locations from 1cm

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”).

Under the terms of the 1CM Agreement, the Company would acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction. The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

The 1CM Transaction is to be completed by way of an arrangement under the Business Corporations Act (Ontario). On June 16, 2025, 1CM announced the approval of the 1CM Transaction by 1CM shareholders. On June 18, 2025, 1CM

SNDL Inc.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025

(Expressed in thousands of Canadian dollars, except where otherwise noted)

announced that the Ontario Superior Court of Justice (Commercial List) approved the plan of arrangement involving SNDL.

On December 15, 2025, the Company announced that it had entered into an amended and restated arrangement agreement (the “1CM A&R Agreement”). Under the 1CM A&R Agreement, the parties have agreed to, among other things, complete the 1CM Transaction in two stages to align with the status of required provincial regulatory approvals. The aggregate purchase price for the 1CM Transaction has not been amended.

The first closing (“First Closing”) involved the sale of 5 cannabis retail stores located in Alberta and Saskatchewan, where the expected regulatory approvals were expected to be forthcoming at closing. The purchase price for the First Closing was $5.0 million cash, subject to certain adjustments at the time of the applicable closing. Pursuant to the 1CM A&R Agreement, the Company paid a $2.0 million non-refundable cash deposit towards the purchase price in respect of the First Closing.

On January 7, 2026, the Company announced the acquisition of the 5 cannabis retail stores located in Alberta and Saskatchewan from 1CM. The transaction represents the completion of the First Closing.

The second closing (“Second Closing”) involved the sale of the remaining 27 cannabis retail stores, each of which are located in Ontario. The purchase price for the Second Closing will be $27.2 million cash, subject to certain adjustments at the time of the applicable closing. In addition, the outside date for completion of the 1CM Transaction has been extended from December 31, 2025 to May 31, 2026. The previously paid $1.0 million cash deposit from April 2025 will be applied towards the purchase price in respect of the Second Closing. It is anticipated that the Second Closing will occur sometime in the first half of 2026, subject to the satisfaction of certain customary closing conditions and obtaining the required regulatory approvals.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment.

The fair value of consideration paid was as follows:

Provisional
Cash	5,000

The preliminary fair value of the assets and liabilities acquired was as follows:

Provisional
Inventory	385
Prepaid expenses and deposits	10
Right of use assets	554
Property, plant and equipment	1,172
Lease liabilities	(435)
Total identifiable net assets acquired	1,686
Goodwill	3,314
5,000